                                                                    EXHIBIT 20.7

[IVANHOE MINES LOGO]

                             Letter to Shareholders
                              Third Quarter, 2002

                  QUARTERLY HIGHLIGHTS AND RECENT DEVELOPMENTS

IN MONGOLIA

- Ivanhoe Mines has discovered an extensive zone of copper-rich mineralization with gold at the Far North Zone of the Turquoise Hill (Oyu Tolgoi) gold and copper project in southern Mongolia. The new drilling results from the Far North Zone contain the most impressive mineral intercepts that the company has encountered to date at Turquoise Hill.

- Resource-definition drilling at the three other principal discovery zones at Turquoise Hill -- Southwest, South and Central -- continued to intersect thick intercepts of gold and copper mineralization. An updated, independent resource calculation for the entire project, based on year-end results, will be prepared in January, 2003.

- Ivanhoe's initial exploration drilling at the Kharmagtai project, 120 kilometres north of Turquoise Hill, intercepted near-surface, high-grade gold and copper porphyry mineralization, similar to the high-grade porphyry mineralization at Turquoise Hill's Southwest Oyu Discovery Zone. Exploration drilling and trenching on seven gold and copper prospects is ongoing.

IN MYANMAR

- Copper production attributable to Ivanhoe from the S&K Mine was 3,587 tonnes (7.9 million pounds) in the third quarter of 2002. Ivanhoe's share of copper sales from S&K in the third quarter totalled US$5.12 million, and Ivanhoe's share of the mine's operating profit was US$1.48 million.

- Exploration drilling commenced at the Modi Taung (Block 10) gold project in Central Myanmar. Ivanhoe is preparing options to develop a small-scale, underground gold mine at Modi Taung.

                                   [PICTURE]

     Ivanhoe's geologists examine high-grade drill core from the Turquoise Hill discovery in southern Mongolia.

IN AUSTRALIA

- Sales of pellets from the Savage River iron ore mine during the quarter totalled approximately 508,000 tonnes, an improvement of 25% over the same quarter of 2001. Net revenue from the higher sales during this year's third quarter was approximately US$14.1 million, an improvement of 18.5% over the total sales revenue recorded during the third quarter of 2001.

- In September, an Ivanhoe subsidiary paid a third-party financial institution US$8.1 million

     (A$15 million) to acquire project debt totalling US$41 million (A$75 million) - an 80% discount to face value. The transaction simultaneously eliminated a very unfavourable currency hedge and removed virtually all of the iron ore project debt.

IN SOUTH KOREA

- The Silver Hill (Eunsan) gold and silver mine successfully completed its start-up, open-pit phase. Milling of low-grade open-pit ore is continuing while underground pre-production development work proceeds. During the quarter, the mine produced and sold 3,248 ounces of gold and 125,039 ounces of silver contained in dore.

IN CHINA

-    Ivanhoe announced in September that it had agreed to acquire an additional
     8.6 million shares in Pacific Minerals, a Canadian company that is exploring important precious and base metals projects in China. Ivanhoe now owns 38.4% of the issued and outstanding shares of Pacific Minerals, and 42.2% on a fully-diluted basis.

- Ivanhoe has the right to earn 80% in all of Pacific Minerals' present and future mineral-concession interests in China, including the 217 Gold Project in Inner Mongolia, the JBS Platinum Palladium Project in Yunnan Province, and the newly acquired gold/silver and polymetallic prospects in Liaoning, Yunnan and Guizhou provinces.

EXPLORATION AND DEVELOPMENT

MONGOLIA UPDATE:
TURQUOISE HILL (OYU TOLGOI) PROJECT

The past six months have seen a rapid transformation of the Turquoise Hill Project from a gold and copper exploration play to a large-scale development project focused on mine planning, scoping and infrastructure studies. Ivanhoe now has identified four principal zones of porphyry-related, gold-copper mineralization at Turquoise Hill. The zones, South Oyu, Southwest Oyu, Central Oyu and Far North Oyu, are along a 3.5-kilometre, northerly-trending structural corridor within the 12-square-kilometre core target area at Turquoise Hill.

     Given the company's recent successes in outlining new areas of high-grade gold and copper mineralization at Turquoise Hill, Ivanhoe's engineering group has begun preliminary economic and operational studies that will evaluate a range of development scenarios, including initial production rates of between 50,000 and 100,000 tonnes per day, utilizing various mining methods and capital scheduling combinations to optimize returns.

SOUTH OYU AND SOUTHWEST OYU

Recent work at Southwest Oyu has consisted primarily of infill drilling of the high-grade core within the existing Southwest Oyu pit boundaries, as presently modelled, to confirm the zone's grade and continuity. The drilling also is intended to upgrade the Southwest Zone's existing high-grade core from an "inferred" resource classification to the higher "indicated" and "measured" classifications, which can be used for feasibility studies.

     The new results will be incorporated into an updated, independent resource estimate for the entire project, expected to be released in January, 2003. The most recent independent resource calculation, prepared May 29,2002, estimated that the Southwest Zone alone had an inferred resource of 821 million tonnes grading 0.52 grams of gold per tonne (g/t) and 0.38% copper, based on a cutoff grade of 0.30% copper equivalent. At a 0.50% copper cut-off, the inferred resource was estimated to be 469 million tonnes grading 0.70 grams of gold per tonne and 0.48% copper. The May 29 estimate, by AMEC, was based on 32 core holes (totalling approximately 15,000 metres) covering an area of approximately 1,200 metres in strike length, 300 metres wide and 950 metres below surface. By mid-November, an additional 22 holes at the Southwest Zone had been completed since the May resource estimate was prepared.

CENTRAL OYU

The Central Zone is approximately mid-way between the original discovery at the Southwest Zone and the new high-grade discovery at the Far North Zone. Recent drilling has defined excellent continuity within the covellite-chalcocite-dominated core of the Central Zone, and also expanded the gold-rich chalcopyrite (copper) mineralization to the north side of this massive zone.

Ivanhoe's Turquoise Hill Discovery...so far

                                     [MAP]

     The Central Zone is outlined by a large, 1,000-metre by 500-metre induced-polarization (IP) anomaly. Drilling to date has delineated an ovoid body of hypogene covellite and chalcocite mineralization that overprints a surrounding body of gold-rich chalcopyrite mineralization. The gold grades appear to be increasing with depth in the Central Zone, a phenomenon that also is evident in the Southwest Zone. The primary mineralization is still open laterally to the north, to the east and to depth. The zone is approximately 600 metres long and between 400 metres to 400 metres wide; it is currently known to extend to a minimum depth of 400 to 500 metres, which remains open. The mineralized zone dips gently to the north toward the Far North Zone.

     Ivanhoe has drilled more than 40 holes, totalling approximately 16,000 metres, in the Central Zone in the past nine months to delineate the grade and scope of the deposit. The results significantly expand the known dimensions of the Central mineralized zone that now has become a key component in the overall development concept for the Turquoise Hill Project. This plan, in its current form, envisions open-pit development of the Southwest and Central zones in conjunction with large-scale, open-pit or possible underground development of the Far North Zone.

FAR NORTH OYU

The Far North Zone is distinguished by the highest continuous copper grades encountered on the Turquoise Hill project to date. It is approximately one kilometre north of the northeastern edge of the Central Zone gold and copper discovery, and 2.5 kilometres north of the original gold and copper discovery at the Southwest Oyu Zone.

     Results from recent Far North drill holes have revealed very long intercepts that averaged in excess of 3% copper and up to 0.84 grams per tonne gold (g/t) gold. Drilling has expanded the known size of the southwest/northeast-trending Far North Zone to a length of at least 650 metres and a width of 250 to 400 metres. The mineralization has been confirmed to approximately 750 metres below surface and is still open to depth. The high-grade core, consisting of mineralization containing greater than 1% copper, is still open in all directions.

     The drilling now has defined a large, greater than 1%-copper grade shell encompassing a higher-grade core and illustrates the open-ended nature of the deposit. It is important to note that drilling has not yet encountered quartz monzodiorite intrusive rocks that host higher-grade gold/copper mineralization at the nearby Southwest and Central zones.

     The underlying significance of this expanding discovery at the Far North Zone is that it opens the door to a number of development options that could see the Far North being developed concurrently with the gold-rich Southwest Zone.

     The potential scope of the Far North Discovery was of particular interest to Hugo Dummett, Ivanhoe's former Executive Vice-President, Project Development, who recently passed away following a car accident in South Africa. In recognition of Hugo's considerable contributions to Ivanhoe's exploration successes in Mongolia, Ivanhoe has initiated discussions with Mongolian authorities to rename the Far North discovery the Hugo Dummett Zone. Mr. Dummett was widely admired and respected by his many colleagues and friends. The renaming of this important discovery will be one more acknowledgement of the contributions by a professional who was one of Ivanhoe's most able executives and a giant in the field of international mining geology.

                                   [PICTURE]

KHARMAGTAI PROJECT, MONGOLIA

Ongoing exploration drilling at the Copper Hill (Zesen Uul) Prospect at Kharmagtai has outlined a significant copper-gold porphyry system that is geologically similar to the gold-rich copper porphyry zones at Turquoise Hill, 120 kilometres to the southeast.

     Copper Hill is one of several copper-gold porphyry targets identified within the 100-square-kilometre Kharmagtai/Ovoot Hyar licence. Other targets include Gold Hill (Altan Tolgoi), Duck (Galuu), White Vein (Tsagan Sudal), Wolf
(Chun) and OV3.

     Results from Copper Hill holes announced recently by Ivanhoe included 82 metres grading 1.48 grams of gold per tonne and 0.85% copper, another 82 metres grading 1.23 grams of gold per tonne and 0.74% copper and 58 metres grading 0.98 grams of gold per tonne and 0.67% copper.

     The holes have defined an east-west-trending zone of gold and copper mineralization longer than 250 metres and up to 120 metres wide. Drilling indicates that high-grade mineralization occurs within 30 metres of the surface, extends at least 250 metres below surface and remains open in all directions. Initial geological modelling suggests that fingers of a monzodiorite stock are intruded into a volcanoclastic, siltstone package, and appear to represent the top of the system. An intense stockwork of quartz-chalcopyrite veins is developed within the monzodiorite and locally within the siltstone. Native copper and chalcocite are present within stockworks in the upper 50 metres of several holes. Mineralization does not outcrop at surface and a trenching and reverse-circulation (RC) drilling program has commenced to define the zone's strike extension.

     Results from an initial petrological study of high-grade core from Copper Hill indicate that the gold occurs along fractures and voids within chalcopyrite grains and is similar to the gold found at Southwest Oyu high-grade deposit at Turquoise Hill.

                                   [PICTURE]

     Ivanhoe drill in action beside earlier exploration trench at Kharmagtai discovery, Mongolia.

GOLD HILL PROSPECT

The Gold Hill Prospect is approximately two kilometres due north of Copper Hill. Quincunx Gold Exploration Ltd. (now QGX Ltd.), the former Kharmagtai licence holder, drilled several holes at the prospect in 1997. Quincunx reported intercepts of 40 metres at 2.01 g/t gold and 0.60% copper from 87 metres in hole DDH97-01, and 50.5 metres at 1.65 g/t gold and 0.67% copper from 126.5 metres in hole DDH97-07.

     The two diamond-drill holes completed to date by Ivanhoe at Gold Hill intersected well-developed chalcopyrite, mineralized quartz stockworks and breccias. Assays are pending.

DUCK PROSPECT

The Duck (Galuu) Prospect, located two kilometres west of Copper Hill, is defined by a large chargeability anomaly that has a strike length of almost two kilometres and a width of up to 500 metres. It has a varied field magnetic response. Trenching on the eastern margin of the anomaly opened up a broad zone of copper and gold mineralization. Preliminary drill testing of this zone is underway. Ivanhoe holds a 90% interest in the Kharmagtai exploration licence; QGX holds the remaining 10%.

MONGOLIA RECONNAISSANCE

Other high-priority targets that Ivanhoe is testing in its reconnaissance exploration program include Saran Uul, Oyut Ulaan, Shuteen, Oyut Ovoo and Chandman Uul. General field sampling and mapping activities were completed at Shuteen during the quarter.

     Charles Forster and Chris Wilson, Qualified Persons as defined by National Instrument 43-101 of the Canadian Securities Administrators, supervised the Turquoise Hill and Kharmagtai exploration programs, respectively.

MYANMAR:
MODI TAUNG GOLD PROJECT, BLOCK 10

Core drilling has begun at the company's Modi Taung gold project in central Myanmar, where previous exploration identified five parallel vein systems with numerous high-grade gold shoots that appeared to be amenable to underground development.

     Ivanhoe plans to drill up to 4,000 metres in this initial campaign, which is designed to extend the gold-bearing structures of the Shwesin vein to depth and provide additional geologic and engineering information. Drilling also will be used to confirm the vertical continuity of the high-grade gold that was intersected in underground workings and surface trenches during earlier exploration.

     The joint-venture project is in the southern part of the Block 10 concession, approximately 150 kilometres southeast of Mandalay, in Central Myanmar. Ivanhoe acquired the concession and began reconnaissance exploration in mid-1996.

     Underground exploration provides a cost-effective and superior method of evaluating the economics of this unusually high-grade gold prospect due to the uneven nature of gold distribution within the mesothermal vein system and Ivanhoe now has completed 4,220 metres of adits on the five vein systems.

     Independent laboratories in Australia and Canada have conducted preliminary laboratory testing of the oxide and non-oxide mineralization. The testing has determined that the mineralization, which has yielded gold recoveries of more than 96% during testing, responded well to gravity concentration, followed by flotation. It also responded very well to cyanidation.

     Andrew Mitchell, Ivanhoe Mines' Modi Project Manager, oversees the exploration work at Modi Taung. Douglas Kirwin is the Qualified Person reviewing the technical information from the project.

CHINA: JOINT VENTURE TO EXPLORE
FOR GOLD, SILVER, PLATINUM AND COPPER

Ivanhoe Mines is exploring for gold and platinum in China through a joint venture with Pacific Minerals Inc. Ivanhoe has the right to earn 80% of Pacific Minerals' interests in all new mineral concessions that the company obtains in China, including recently-acquired prospects in Liaoning, Yunnan and Guizhou provinces.

     In addition, Ivanhoe has the right to earn 80% of Pacific Minerals' interest in existing projects in China. Under the joint venture, Ivanhoe will be able to earn 76.5% of the 217 Gold Project in Inner Mongolia, where the Pacific has just completed 5,000 metres of diamond drilling. The 217 Gold Project is 160 kilometres south of Ivanhoe's Turquoise Hill Project. Ivanhoe also has the right to earn 75% of the JBS Platinum Palladium Project in Yunnan Province, where Pacific has started underground drilling. The JBS Project is approximately 200 kilometres west of the capital city of Kunming.

     Pacific Minerals recently entered into an agreement with a provincial government exploration agency in Liaoning Province, northeastern China, to earn up to 90% interest in a 790-square-kilometre area of a gold/silver/ polymetallic district. The concession contains two advanced gold prospects and several other targets have been identified. Pacific Minerals also has letter agreements to earn interests of 70% and 75% over areas totalling approximately 4,500 square kilometres in Yunnan and Guizhou provinces that will be explored for native copper/silver/platinum deposits.

METALS PRODUCTION

S&K COPPER MINE, MYANMAR

In the three months ended September, 2002, the mine produced an average of 2,390 tonnes of cathode per month, equivalent to an annualized production of 28,700 tonnes. This reflects increased production from the ongoing expansion program at the S&K Mine. Electrowinning capacity is being expanded in stages to a planned capacity of 33,000 tonnes per annum by April, 2003.

-------------------------------------------------------------------
S&K COPPER MINE (IVANHOE                    QUARTER ENDED SEPTEMBER
     MINES - 50%)                                  30, 2002
-------------------------------------------------------------------
Tonnes of ore to heap (OOO's)                        2,859
-------------------------------------------------------------------
Total tonnes mined (OOO's)                           4,496
-------------------------------------------------------------------
Grade (Cu CN%)                                        0.46%
-------------------------------------------------------------------
Strip Ratio                                           0.57
-------------------------------------------------------------------
Cathode Production (tonnes)                          7,173
-------------------------------------------------------------------
Cathode Sold (tonnes)                                6,869
-------------------------------------------------------------------
Revenue (US$ OOOs)                                $ 10,246
-------------------------------------------------------------------
Price of Copper (US$ per Ib.)                     $   0.72
-------------------------------------------------------------------

     For the quarter, the average minegate cash cost of production was US$0.37 per pound. The total cost of production, including interest, depreciation and royalties, was $0.54 per pound.

     Mining operations at the Sabetaung open pit now have been expanded to include the adjacent Sabetaung South pit. Lower-grade ore from the Sabetaung Stage 2 pit will be augmented with higher-grade ore from the Sabetaung Stage 3 area. Prestripping at Sabetaung South and Sabetaung Stage 3 has increased the mine's overall strip ratio. However, operational efficiencies in mining operations and reduced truck fleet maintenance costs have resulted in operating costs below those incurred during the previous quarter.

SAVAGE RIVER IRON ORE MINE, AUSTRALIA

In September, an Ivanhoe subsidiary company purchased 100% of the bank debt obligations that were outstanding against the Savage River iron ore project in Australia, which sells its products to customers in Australia and Asia.

     The subsidiary paid a third-party financial institution US$8.1 million (A$15 million) to acquire project debt totalling US$41 million (A$75 million) -- an 80% discount to face value. The debt -- owed by Goldamere Pty. Ltd., the operator of the Savage River mine and Port Latta pellet plant -- had arisen from project financing and a related requirement to hedge the Australian dollar at an exchange rate of 68 Australian cents to the U.S. dollar. Goldamere committed to the financing and hedge before Ivanhoe acquired the iron ore project approximately 22 months ago.

     The accumulated burden of project debt and the unfavourable currency hedge had been a considerable drag on the financial performance of the iron ore operations. Acquisition of the debt will save the project approximately US$15 million (A$27.7 million) in annual currency-exchange losses; it also will remove an additional US$1.8 million (A$3.3 million) per year in related interest charges.

     The transaction allowed Ivanhoe Mines to shed more than US$41 million (A$75 million) of liabilities from its consolidated balance sheet. Ivanhoe's third-quarter results reflect an extraordinary pre-tax gain of approximately US$32.5 million (A$55 million) arising from the transaction. The Savage River assets secure Goldamere's project debt obligations. With the purchase of the debt, Ivanhoe's subsidiary now has a priority claim on the project's assets.

---------------------------------------------------------------------------------------------------
SAVAGE RIVER MINE                           2002 FULL-YEAR FORECAST                     2001 ACTUAL
---------------------------------------------------------------------------------------------------
Tonnes Milled (wet)                                4,811,481                             4,865,440
---------------------------------------------------------------------------------------------------
Concentrate Production                             2,208,016                             2,063,925
---------------------------------------------------------------------------------------------------
Grade (DTR)                                             48.3%                                 44.7%
---------------------------------------------------------------------------------------------------
Pellet Production (tonnes)                         2,146,387                             2,024,285
---------------------------------------------------------------------------------------------------
Pellet Sales (tonnes)                              2,224,365                             1,820,699
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                    2002 THIRD                           2001 THIRD
                                                      QUARTER                             QUARTER
---------------------------------------------------------------------------------------------------
Pellets Sold (tonnes)                                 507,984                              405,942
---------------------------------------------------------------------------------------------------
Sales Revenue (US$ million)                          $   14.1                             $   11.9
--------------------------------------------------------------------------------------------------

     Sales of pellets from the Savage River Mine during the quarter ended September 30, 2002, totalled approximately 508,000 tonnes, generating net sales revenue of approximately US$14.1 million. This is a significant improvement over third quarter 2001 sales of 406,000 tonnes and sales revenue of approximately US$11.9 million.

SILVER HILL GOLD AND SILVER MINE, SOUTH KOREA

During the quarter, the Silver Hill (Eunsan) mine produced and sold 3,248 ounces of gold and 125,039 ounces of silver contained in dore.

     Production in the fourth quarter will be reduced while the mill processes low-grade, open-pit ore during the completion of underground pre-production development and resource-definition drilling. Exploration activities are currently focused on the nearby Kansan and Gasado Island prospects, with an emphasis on delineating resources that can be milled in the Silver Hill mill.

OUTLOOK

Mongolia now has the attention of most major mining companies, thanks to the discoveries that have been made by the Ivanhoe team in Mongolia's South Gobi region. Ivanhoe's exploration successes have spread well beyond the initial discovery at Turquoise Hill. We have confirmed four significant discoveries within the Turquoise Hill area during the past 16 months. In addition, excellent results are being received from our second gold and copper discovery more than 100 kilometres to the north, in the Kharmagtai area, and from our third discovery area, which will be discussed in coming months as details become available.

     Many independent investment analysts and major mining companies now agree that Ivanhoe has succeeded in advancing its gold and copper discovery at Turquoise Hill to the point of critical mass. The way is clear for the eventual establishment of a world-scale mining complex. This is all taking place right on China's doorstep, at a time when the western world is realizing that China is emerging as a manufacturer of such scale and competence that even the Wall Street Journal has declared China to be the "The World's Factory."

     We are a witnessing a seismic global business phenomenon -- nothing less than a re-alignment of international competitive manufacturing capacity to China. Ivanhoe Mines is strategically positioned to become the lowest-cost supplier of copper and gold to the Chinese market for generations to come.

     We appreciate the confidence and support that we continue to receive from our shareholders and from our stakeholders, in particular representatives of the government of Mongolia and the people of Mongolia who directly and indirectly are assisting Ivanhoe's initiatives that are creating new opportunities in economic development for their country.

ROBERT M. FRIEDLAND                                    R. EDWARD FLOOD
Chairman                                                Deputy Chairman

November 28,2002

This letter should be read in conjunction with the Consolidated Financial Statements and Notes of Ivanhoe Mines Ltd. for the three and nine months ended September 30, 2002. Statements in this report that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Ivanhoe Mines' periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially.